SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Oscar Health, Inc.

(Name of Issuer)

Class A Common Stock, $0.00001 par value per share

(Title of Class of Securities)

687793109

(CUSIP Number)

Jed Feldman

c/o Thrive Capital, 295 Lafayette Street, Suite 701

New York, NY 10012

646-680-0240

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2021

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 687793109	Page 2 of 25

(1)	Name of Reporting Persons: Thrive Capital Partners II, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 6,103,319(1)
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 6,103,319(1)
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,103,319(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 3.4%(2)
(14)	Type of Reporting Person (See Instructions): PN

(1)

Consists of Class B common stock, par value $0.00001 per share (“Class B Common Stock”), of the Issuer. The rights of the holders of Class A common stock, par value $0.00001 per share (“Class A Common Stock”), and Class B Common Stock are identical, except with respect to voting, conversion and transfer rights. Each share of Class A Common Stock is entitled to one vote per share. Each share of Class B Common Stock is entitled to 20 votes per share and is convertible at the election of the holder into one share of Class A Common Stock. In addition, each share of Class B Common Stock will be automatically converted into one share of Class A Common Stock on the date that is seven years from the date of the prospectus used in connection with the Issuer’s initial public offering or upon the occurrence of certain events as set forth in the Issuer’s certificate of incorporation.

(2)

Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the percent of class was calculated based on (i) 172,555,951 shares of Class A Common Stock outstanding as of July 30, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on August 13, 2021, and (ii) the shares of Class B Common Stock of the Issuer beneficially owned by the reporting person (with such shares treated as converted into shares of Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to the Exchange Act).

CUSIP 687793109	Page 3 of 25

(1)	Name of Reporting Persons: Thrive Partners II GP, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 6,103,319(1)
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 6,103,319(1)
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,103,319(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 3.4%(2)
(14)	Type of Reporting Person (See Instructions): OO

CUSIP 687793109	Page 4 of 25

(1)	Name of Reporting Persons: Thrive Capital Partners III, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 22,391,068(1)
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 22,391,068(1)
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,391,068(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 11.5%(2)
(14)	Type of Reporting Person (See Instructions): PN

CUSIP 687793109	Page 5 of 25

(1)	Name of Reporting Persons: Claremount TW, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 757,239(1)
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 757,239(1)
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 757,239(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.4%(2)
(14)	Type of Reporting Person (See Instructions): PN

CUSIP 687793109	Page 6 of 25

(1)	Name of Reporting Persons: Thrive Partners III GP, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 23,148,307(1)
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 23,148,307(1)
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,148,307(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 11.8%(2)
(14)	Type of Reporting Person (See Instructions): OO

CUSIP 687793109	Page 7 of 25

(1)	Name of Reporting Persons: Thrive Capital Partners V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 1,040,704(1)
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 1,040,704(1)
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,040,704(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.6%(2)
(14)	Type of Reporting Person (See Instructions): PN

CUSIP 687793109	Page 8 of 25

(1)	Name of Reporting Persons: Claremount V Associates, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 19,239(1)
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 19,239(1)
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,239(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): <0.1%(2)
(14)	Type of Reporting Person (See Instructions): PN

CUSIP 687793109	Page 9 of 25

(1)	Name of Reporting Persons: Thrive Partners V GP, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 1,059,943(1)
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 1,059,943(1)
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,059,943(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.6%(2)
(14)	Type of Reporting Person (See Instructions): OO

CUSIP 687793109	Page 10 of 25

(1)	Name of Reporting Persons: Thrive Capital Partners VI Growth, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 2,498,513(1)
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 2,498,513(1)
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,498,513(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 1.4%(1)
(14)	Type of Reporting Person (See Instructions): PN

CUSIP 687793109	Page 11 of 25

(1)	Name of Reporting Persons: Claremount VI Associates, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 48,982(1)
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 48,982(1)
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 48,982(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): <0.1%(2)
(14)	Type of Reporting Person (See Instructions): PN

CUSIP 687793109	Page 12 of 25

(1)	Name of Reporting Persons: Thrive Partners VI GP, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 2,547,495(1)
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 2,547,495(1)
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,547,495(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 1.5%(2)
(14)	Type of Reporting Person (See Instructions): OO

CUSIP 687793109	Page 13 of 25

(1)	Name of Reporting Persons: Thrive Capital Partners VII Growth, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 1,702,467(3)
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 1,702,467(3)
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,702,467(3)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 1.0%(4)
(14)	Type of Reporting Person (See Instructions): PN

(3)	Consists of Class A Common Stock.
(4)

The percent of class was calculated based on 172,555,951 shares of Class A Common Stock outstanding as of July 30, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on August 13, 2021.

CUSIP 687793109	Page 14 of 25

(1)	Name of Reporting Persons: Thrive Partners VII Growth GP, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 1,702,467(3)
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 1,702,467(3)
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,702,467(3)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 1.0%(4)
(14)	Type of Reporting Person (See Instructions): OO

CUSIP 687793109	Page 15 of 25

(1)	Name of Reporting Persons: Claremount VII Associates, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 20,512(3)
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 20,512(3)
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,512(3)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): <0.1%(4)
(14)	Type of Reporting Person (See Instructions): PN

CUSIP 687793109	Page 16 of 25

(1)	Name of Reporting Persons: Thrive Partners VII GP, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 20,512(3)
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 20,512(3)
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,512(3)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): <0.1%(4)
(14)	Type of Reporting Person (See Instructions): OO

CUSIP 687793109	Page 17 of 25

(1)	Name of Reporting Persons: Joshua Kushner
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 34,582,043(5)
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 34,582,043(5)
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 34,582,043(5)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 16.8%(2)
(14)	Type of Reporting Person (See Instructions): IN

(5)

Consists of 1,722,979 shares of Class A Common Stock and 32,859,064 shares of Class B Common Stock, par value $0.00001 per share (“Class B Common Stock”) of the Issuer. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting, conversion and transfer rights. Each share of Class A Common Stock is entitled to one vote per share. Each share of Class B Common Stock is entitled to 20 votes per share and is convertible into one share of Class A Common Stock.

CUSIP 687793109	Page 18 of 25

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the shares of Class A common stock, $0.00001 par value per share (the “Class A Common Stock”), of Oscar Health, Inc. (the “Issuer”). The Issuer also has Class B common stock, $0.00001 par value per share (the “Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”), issued and outstanding, which stock is convertible on a one-for-one basis into shares of Class A Common Stock at the election of the holder and automatically upon the occurrence of certain events described in the Issuer’s certificate of incorporation. The address of the principal executive offices of the Issuer is 75 Varick Street, 5th Floor, New York, NY, 10013.

ITEM 2.	IDENTITY AND BACKGROUND

This Schedule 13D is being filed by the following persons (each a “Reporting Person”):

a.	Thrive Capital Partners II, L.P., a Delaware limited partnership (“Thrive II”).

b.	Thrive Capital Partners III, L.P., a Delaware limited partnership (“Thrive III”).

c.	Thrive Capital Partners V, L.P., a Delaware limited partnership (“Thrive V”).

d.	Thrive Capital Partners VI Growth, L.P., a Delaware limited partnership (“Thrive VI Growth”).

e.	Claremount TW, L.P., a Delaware limited partnership (“Claremount TW”).

f.	Claremount V Associates, L.P., a Delaware limited partnership (“Claremount V”).

g.	Claremount VI Associates, L.P., a Delaware limited partnership (“Claremount VI”).

h.	Thrive Capital Partners VII Growth, L.P., a Delaware limited partnership (“Thrive VII Growth”).

i.

Claremount VII Associates, L.P., a Delaware limited partnership (“Claremount VII” and together with Thrive II , Thrive III, Thrive V, Thrive VI Growth, Claremount TW, Claremount V, Claremount VI and Thrive VII Growth, the “Thrive Capital Funds”).

j.	Thrive Partners II GP, LLC, a Delaware limited liability company (“Thrive Partners II”), is the general partner of Thrive II.

k.	Thrive Partners III GP, LLC, a Delaware limited liability company (“Thrive Partners III”), is the general partner of each of Thrive III and Claremount TW.

l.	Thrive Partners V GP, LLC, a Delaware limited liability company (“Thrive Partners V”), is the general partner of each of Thrive V and Claremount V.

m.	Thrive Partners VI GP, LLC, a Delaware limited liability company (“Thrive Partners VI”), is the general partner of each of Thrive VI Growth and Claremount VI.

n.	Thrive Partners VII Growth GP, LLC, a Delaware limited liability company (“Thrive Partners VII Growth”), is the general partner of Thrive VII Growth.

o.

Thrive Partners VII GP, LLC, a Delaware limited liability company (“Thrive Partners VII” and together with Thrive Partners II, Thrive Partners III, Thrive Partners V, Thrive Partners VI and Thrive Partners VII Growth, the “Thrive General Partners”), is the general partner of Claremount VII.

p.	Joshua Kushner, a citizen of the United States of America, is the sole managing member of each of the Thrive General Partners.

The principal business of each Reporting Person is the venture capital investment business. The principal business address of each Reporting Person is c/o Thrive Capital, 295 Lafayette Street, Suite 701, New York, NY, 10012.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP 687793109	Page 19 of 25

During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Thrive Capital Funds purchased the shares set forth in Item 5 for an aggregate of approximately $120,861,888, using funds from working capital.

The information set forth in Item 4 and Item 5(c) below is incorporated by reference in its entirety into this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the shares of Common Stock set forth in Item 5 and hold their shares of Common Stock for investment purposes. Subject to a number of factors, including market conditions and their general investment and trading policies, the Reporting Persons may, in the ordinary course of their business, acquire additional shares or dispose of the shares of Common Stock that they beneficially own. These acquisitions or dispositions may occur in open market transactions, privately negotiated transactions or through other methods. Additionally, the Thrive Capital Funds may distribute shares of Class A Common Stock (including shares received upon conversion of Class B Common Stock) that they directly hold to their respective limited partners.

In connection with the foregoing, and as may be appropriate from time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to the Reporting Persons’ investment in the Issuer, including, without limitation: (a) the acquisition or disposition of Common Stock, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in Item 6 and this Item 4 and any plans or proposals that may from time to time be discussed or considered by the directors of the Issuer, including Joshua Kushner, who is the sole managing member of each of the Thrive General Partners and who is a Co-Founder and Vice Chairman of the Issuer and a member of the Issuer’s board of directors, in his fiduciary capacity as an officer and director of the Issuer, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

Kareem Zaki, who is a Partner of Thrive Capital Management, LLC, is a board observer of the Issuer.

The information set forth in Item 6 below is incorporated by reference in its entirety into this Item 4.

CUSIP 687793109	Page 20 of 25

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the percent of class was calculated based on (i) 172,555,951 shares of Class A Common Stock outstanding as of July 30, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on August 13, 2021, and (ii) the shares, if any, of Class B Common Stock of the Issuer beneficially owned by the reporting person (with such shares treated as converted into shares of Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to the Exchange Act).

Thrive II directly holds 6,103,319 shares of Class B common stock. Thrive Partners II, as the general partner of Thrive II, may be deemed to beneficially own the shares directly held Thrive II.

Thrive III directly holds 22,391,068 shares of Class B common stock and Claremount TW directly holds 757,239 shares of Class B common stock. Thrive Partners III, as the general partner of Thrive III and Claremount TW, may be deemed to beneficially own the shares directly held Thrive III and Claremount TW.

Thrive V directly holds 1,040,704 shares of Class B common stock and Claremount V directly holds 19,239 shares of Class B common stock. Thrive Partners V, as the general partner of Thrive V and Claremount V, may be deemed to beneficially own the shares directly held Thrive V and Claremount V.

Thrive VI Growth directly holds 2,498,513 shares of Class B common stock and Claremount VI directly holds 48,982 shares of Class B common stock.. Thrive Partners VI, as the general partner of Thrive VI Growth and Claremount VI, may be deemed to beneficially own the shares directly held Thrive VI Growth and Claremount VI.

Thrive VII Growth directly holds 1,702,467 shares of Class A common stock. Thrive Partners VII Growth, as the general partner of Thrive VII Growth, may be deemed to beneficially own the shares directly held Thrive VII Growth.

Claremount VII directly holds 20,512 shares of Class A common stock. Thrive Partners VII, as the general partner of Claremount VII, may be deemed to beneficially own the shares directly held Claremount VII.

As the sole managing member of each of the Thrive General Partners, Mr. Kushner may be deemed to beneficially own the Shares held by the Thrive Capital Funds.

(c) Information concerning transactions in the shares of Common Stock effected within the last 60 days by the Reporting Persons is set forth in Annex I of this Schedule 13D.

(d) Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

(e) Not applicable

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Registration rights

On March 5, 2021, certain stockholders of the Issuer, including certain of the Thrive Capital Funds, entered into a twelfth amended and restated investors’ rights agreement with the Issuer (the “Investors’ Rights Agreement”). The Investor Rights Agreement grants the parties thereto certain registration rights in respect of the “registrable securities” held by them. The registration of shares of the Issuer’s common stock pursuant to the exercise of these registration rights would enable the holders thereof to sell such shares without restriction under the Securities Act of 1933, as amended (the “Securities Act”) when the applicable registration statement is declared effective. Under the Investor Rights Agreement, the Issuer will generally be required to pay all expenses (other than underwriting discounts and commissions and certain other expenses) related to any registration effected pursuant to the exercise of such registration rights. The Investor Rights Agreement also includes customary indemnification and procedural terms.

These registration rights will expire on the earlier of (i) the date that is five years after the completion of the Issuer’s initial public offering, (ii) as to a given holder of registration rights, the date after the completion of the initial public offering when such holder of registration rights and its affiliates can sell all of their shares pursuant to Rule 144 of the Securities Act during a three-month period without registration, and (iii) the completion of certain liquidation events involving the Issuer.

CUSIP 687793109	Page 21 of 25

Demand Registration Rights

Subject to certain customary limitations, at any time beginning six months after the effective date of the registration statement, the holders of at least 50% of the shares having registration rights then outstanding may request that the Issuer file a registration statement to register the offer and sale of their shares. The Issuer will only be obligated to effect up to two such registrations. Each such request for registration must cover securities the anticipated aggregate offering price of which is at least $50.0 million.

Form S-3 Registration Rights

At any time when the Issuer is eligible to file a registration statement on Form S-3, the holders of at least 30% of the shares having these rights then outstanding will be able to request that the Issuer register the offer and sale of their shares on a registration statement on Form S-3 so long as the request covers securities the anticipated aggregate public offering price of which, net of any underwriters’ discounts or commissions, is at least $5.0 million. These holders may make an unlimited number of requests for registration on a registration statement on Form S-3, subject to certain customary limitations.

Piggyback Registration Rights

If the Issuer proposes to register shares of Class A Common Stock or other securities under the Securities Act, either for its own account or for the account of other security holders, in connection with such offering, all holders of shares entitled to “piggyback” registration rights then outstanding will be able to request that the Issuer include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever the Issuer proposes to file a registration statement under the Securities Act, other than with respect to (i) a registration pursuant to the demand registration rights described in the preceding paragraph above, (ii) a registration relating solely to the Issuer’s stock plans, (iii) a registration relating to a corporate reorganization or other transaction covered by Rule 145 promulgated under the Securities Act, (iv) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the shares having registration rights, or (v) a registration relating to the offer and sale of debt securities, the holders of the shares entitled to “piggyback” registration rights will be entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

The foregoing description of the Investors’ Rights Agreement is qualified in its entirety by reference to the full text of the Investors’ Rights Agreement, a copy of which is filed as Exhibit 2 hereto, and is incorporated by reference into this Item 6.

CUSIP 687793109	Page 22 of 25

Mr. Kushner may, from time to time, enter into commitments to assign shares underlying his equity grants received from the Issuer to one or more partners within or persons otherwise related to the Thrive funds.

As described in the Issuer’s prospectus for its initial public offering, in February 2021 a special committee comprised of independent members of the Issuer’s board of directors approved the grant of long-term performance-based restricted stock unit awards (“PSUs”) to the co-founders of the Issuer, including Mr. Kushner. The founders award held by Mr. Kushner covers 2,114,926 shares of Class A Common Stock, and was effective upon the completion of the Issuer’s initial public offering. This founders award will be eligible to vest based on the achievement of pre-determined stock price goals over a seven-year period following the closing of the Issuer’s initial public offering. The foregoing description of Mr. Kushner’s founders award is qualified in its entirety by reference to the full text of the Form of Founders’ Performance Restricted Stock Unit Award Agreement Under 2021 Incentive Award Plan, a copy of which is filed as Exhibit 3 hereto, and is incorporated by reference into this Item 6.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Joint Filing Agreement (filed herewith).

Exhibit 2	Twelfth Amended and Restated Investors’ Rights Agreement among the Issuer, the Thrive Capital Funds, and certain other investors named therein, effective March 5, 2021 (incorporated by reference to Exhibit 4.2 to the Issuer’s Amendment No. 1 to Form S-1 filed on March 2, 2021).

Exhibit 3	Form of Founders’ Performance Restricted Stock Unit Award Agreement Under 2021 Incentive Award Plan (incorporated by reference to Exhibit 10.14 to the Issuer’s Amendment No. 1 to Form S-1 filed on March 2, 2021).

CUSIP 687793109	Page 23 of 25

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 30, 2021

Thrive Capital Partners II, L.P.

By: Thrive Partners II GP, LLC

By:	/s/ Joshua Kushner
Name: Joshua Kushner
Title: Managing Member

Thrive Capital Partners III, L.P.

By: Thrive Partners III GP, LLC

By:	/s/ Joshua Kushner
Name: Joshua Kushner
Title: Managing Member

Thrive Capital Partners V, L.P.

By: Thrive Partners V GP, LLC

By:	/s/ Joshua Kushner
Name: Joshua Kushner
Title: Managing Member

Thrive Capital Partners VI Growth, L.P.

By: Thrive Partners VI GP, LLC

By:	/s/ Joshua Kushner
Name: Joshua Kushner
Title: Managing Member

Thrive Capital Partners VII Growth, L.P.

By: Thrive Partners VII Growth GP, LLC

By:	/s/ Joshua Kushner
Name: Joshua Kushner
Title: Managing Member

Claremount TW, L.P.

By: Thrive Partners III GP, LLC

By:	/s/ Joshua Kushner
Name: Joshua Kushner
Title: Managing Member

CUSIP 687793109	Page 24 of 25

Claremount V Associates, L.P.

By: Thrive Partners V GP, LLC

By:	/s/ Joshua Kushner
Name: Joshua Kushner
Title: Managing Member

Claremount VI Associates, L.P.

By: Thrive Partners VI GP, LLC

By:	/s/ Joshua Kushner
Name: Joshua Kushner
Title: Managing Member

Claremount VII Associates, L.P.

By: Thrive Partners VII GP, LLC

By:	/s/ Joshua Kushner
Name: Joshua Kushner
Title: Managing Member

Thrive Partners II GP, LLC

By:	/s/ Joshua Kushner
Name: Joshua Kushner
Title: Managing Member

Thrive Partners III GP, LLC

By:	/s/ Joshua Kushner
Name: Joshua Kushner
Title: Managing Member

Thrive Partners V GP, LLC

By:	/s/ Joshua Kushner
Name: Joshua Kushner
Title: Managing Member

Thrive Partners VI GP, LLC

By:	/s/ Joshua Kushner
Name: Joshua Kushner
Title: Managing Member

Thrive Partners VII Growth GP, LLC

By:	/s/ Joshua Kushner
Name: Joshua Kushner
Title: Managing Member

CUSIP 687793109	Page 25 of 25

Thrive Partners VII GP, LLC

By:	/s/ Joshua Kushner
Name: Joshua Kushner
Title: Managing Member

/s/ Joshua Kushner
Joshua Kushner